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                            GUNDERSON DETTMER STOUGH
                      VILLENEUVE FRANKLIN & HACHIGIAN, LLP
                               610 LINCOLN STREET
                          WALTHAM, MASSACHUSETTS 02451
               TELEPHONE: (781) 890-8800 FACSIMILE: (781) 622-1622







March 28, 2006

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attention: Jeffrey Riedler and Mary Fraser
Mail Stop 6010

RE:   VANDA PHARMACEUTICALS INC.
      AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM S-1
      FILED MARCH 24, 2006

Dear Mr. Riedler and Ms. Fraser:

Vanda Pharmaceuticals Inc. (the "Company") has electronically transmitted via EDGAR Amendment No. 3 ("Amendment No. 3") to its Registration Statement on Form S-1 (the "Registration Statement"), together with certain exhibits thereto. Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Company for five (5) years. We have also enclosed with the couriered delivery of this letter (i) three unmarked hard copies of Amendment No. 3 and (ii) three hard copies of Amendment No. 3 which are marked to show changes to Amendment No. 2 to the Registration Statement filed on March 17, 2006.
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Please do not hesitate to contact me at (781) 795-3670 if you have any questions or would like additional information regarding this matter.

Very truly yours,

Gunderson Dettmer Stough Villeneuve
   Franklin & Hachigian, LLP

/s/   STEVEN L. BAGLIO

cc:   Mihael H. Polymeropoulos, M.D., Vanda Pharmaceuticals Inc.
      William D. Clark, Vanda Pharmaceuticals Inc.
      Steven A. Shallcross, Vanda Pharmaceuticals Inc.
      Jay K. Hachigian, Gunderson Dettmer Stough Villeneuve Franklin &
         Hachigian, LLP
      Gregg A. Griner, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian,
         LLP
      Richard Truesdell, Davis Polk & Wardwell
      Dana Willis, Davis Polk & Wardwell